SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                      BARRISTER INFORMATION SYSTEMS CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                       Common Stock  - $.24 Par Value per share
          _________________________________________________________________
                            (Title of Class of Securities


                                      06859-20-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   December 3, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 06859-20-0

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       1,493,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              1,493,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,493,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.802%

          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 06859-20-0

          INTRODUCTION

               The cover page for First Carolina Investors, Inc. is hereby amended as set forth in this Amendment No. 2. Item 5 is hereby amended as set forth in this Amendment No. 2. All other items remain unchanged and are incorporated herein by reference.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 1,493,100 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          First Carolina Investors,          1,493,100          12.802%
          Inc.



             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 11,662,486 Shares, as reported in the Issuer's 10-Q for the quarter ended September 30, 1999 as of October 29, 1999.

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:

                                                  Price/Share
                                                  (in Dollars
                                        Number    Commissions
           Sale In The Name             of        not             Transaction
                  Of            Date    Shares    included)      Made Through


          First Carolina      10/22/99     800     1 7/16      Fahnestock & Co
          Investors, Inc.     10/22/99   4,200     1 3/8       Fahnestock & Co
                              10/25/99     700     1 7/16      Fahnestock & Co
                              10/25/99   4,300     1 3/8       Fahnestock & Co
                              10/26/99   2,500     1 1/2       Fahnestock & Co
                              10/26/99   5,000     1 5/16      Fahnestock & Co
                              10/27/99   2,500     1 5/16      Fahnestock & Co
                              10/28/99   7,500     1 5/16      Fahnestock & Co
                              10/29/99   3,200     1 5/16      Fahnestock & Co
                              10/29/99   6,800     1 1/4       Fahnestock & Co
                              11/1/99   10,000     1 5/16      Fahnestock & Co
                              11/2/99    5,000     1 1/4       Fahnestock & Co
                              11/2/99    4,000     1 5/16      Fahnestock & Co
                              11/2/99    1,000     1 3/8       Fahnestock & Co
                              11/3/99    5,000     1 5/16      Fahnestock & Co
                              11/3/99    2,500     1 1/4       Fahnestock & Co
                              11/3/99    5,000     1 3/16      Fahnestock & Co
                              11/4/99    5,000     1 3/16      Fahnestock & Co
                              11/4/99    2,500     1 1/8       Fahnestock & Co
                              11/8/99      400     1 3/16      Fahnestock & Co
                              11/8/99    4,600     1 1/8       Fahnestock & Co
                              11/9/99    2,500     1 3/16      Fahnestock & Co
                              11/10/99   2,500     1 1/16      Fahnestock & Co
                              11/15/99   2,500     1 1/8       Fahnestock & Co
                              11/22/99     900     1 1/2       Fahnestock & Co
                              11/22/99   2,500     1 7/16      Fahnestock & Co
                              11/22/99   2,500     1 3/8       Fahnestock & Co
                              11/23/99   1,000     1 3/8       Fahnestock & Co
                              11/23/99   1,800     1 1/4       Fahnestock & Co
                              11/23/99     700     1 3/16      Fahnestock & Co
                              11/24/99   2,500     1 1/8       Fahnestock & Co
                              11/26/99   5,000     1 1/8       Fahnestock & Co
                              11/26/99   5,000     1 3/16      Fahnestock & Co
                              11/30/99   2,500     1 1/8       Fahnestock & Co
                              12/1/99    2,000     1 1/4       Fahnestock & Co
                              12/3/99    3,500     1 3/16      Fahnestock & Co
                              12/6/99    4,000     1 1/8       Fahnestock & Co
                              12/6/99    1,000     1 3/16      Fahnestock & Co
                              12/7/99    3,500     1 3/16      Fahnestock & Co
                              12/7/99    4,000     1 1/8       Fahnestock & Co
                              12/8/99   15,000     1 1/8       Fahnestock & Co
                              12/9/99    7,500     1 1/8       Fahnestock & Co
                              12/10/99   5,000     1 1/16      Fahnestock & Co
                              12/10/99   5,000     1           Fahnestock & Co




          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 15th day of December, 1999.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman